UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **March 23, 2010**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

As a result of the Patient Protection and Affordable Care Act (H.R. 3590) signed into law on March 23, 2010 (the "Act"), beginning in 2011 the tax deduction available to Caterpillar Inc. ("Caterpillar") will be reduced to the extent its drug expenses are reimbursed under the Medicare Part D retiree drug subsidy (RDS) program. Although this tax increase does not take effect until 2011, Caterpillar is required to recognize the full accounting impact in its financial statements in the period in which the Act is signed. As retiree healthcare liabilities and related tax impacts are already reflected in Caterpillar's financial statements, the change will result in a charge to Caterpillar's earnings in the first quarter of 2010 of approximately $100 million after tax. This charge reflects the anticipated increase in taxes that will occur as a result of the Act. As mentioned on page A-106 of Caterpillar's Form 10-K for the year ended December 31, 2009, Caterpillar's 2010 Profit Outlook is based on tax law in effect as of February 19, 2010 and does not include the impact of the Act.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: */s/James B. Buda*
Dated: March 24, 2010   James B. Buda
                                          Vice President, General Counsel and Secretary